                                                                    EXHIBIT 99.1

                       RACI Holding, Inc. and Subsidiaries
             Reconciliation of Income from Operations to EBITDA (A)
                              (Dollars in Millions)


                                                           Three Months Ended
                                                                March 31,
                                                        --------------------------
                                                           1999           1998
                                                        -----------    -----------
                                                               (Unaudited)

Net Income from Operations (A)                               $ 4.5          $ 3.7

      Interest Expense                                         4.0            5.1
      Provision for Income Taxes                               3.0            2.5
      Depreciation and Amortization (B)                        3.8            3.9
      Other Noncash Charges (C)                                0.5            0.8
      Nonrecurring and Restructuring Expense (D)              (0.2)          (0.4)
                                                        -----------    -----------
      Total                                                   11.1           11.9
                                                        -----------    -----------

      EBITDA                                                 $15.6          $15.6
                                                        ===========    ===========


Notes:

(A) EBITDA as presented may not be comparable to similar measures reported by other companies. Generally, EBITDA is defined to consist of net income, adjusted to exclude cash interest expense, income tax expense, depreciation, amortization, noncash expenses and charges, gain or loss on sale or write-off of assets and extraordinary, unusual or nonrecurring gains, losses, charges or credits. EBITDA is presented to facilitate a more complete analysis of the Company's financial performance, by adding back noncash and nonrecurring items to operating income, as an indicator of the Company's ability to generate cash to service debt and other fixed obligations. Investors should not rely on EBITDA as an alternative to operating income or cash flows, as determined in accordance with generally accepted accounting principles, as an indicator of the Company's operating performance, liquidity or ability to meet cash needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the Company's operating income and cash flows.

(B) Excludes amortization of deferred financing costs of $0.5 and $0.4 for the year-to-date periods ended March 31, 1999 and 1998, respectively, which is included in interest expense.

(C) Noncash charges consist of a $0.4 pension accrual and $0.1 for loss on disposal of assets for the three months ended March 31, 1999 and a $0.7 pension accrual and $0.1 for loss on disposal of assets in 1998.

(D) Nonrecurring and restructuring expenses excluded in calculating EBITDA consist of $0.2 and $0.4 write-down of accrual for restructuring expense for the year-to-date periods ended March 31, 1999 and 1998, respectively.